July 3, 2019

Bizuo Liu
Chief Executive Officer and Chief Financial Officer
Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas
15th Floor
New York, New York 10105

       Re: Cellular Biomedicine Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-36498

Dear Mr. Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance